Secure It Corp.

548 Market St. # 59722

San Francisco, CA 94104-5401

Tel: (866) 766-4202

Fax (866) 897-2396

July 30, 2012

Via Edgar

Susan Block

Attorney-Advisor

Securities and Exchange Commission

Washington, DC 20549

Re: Secure It Corp.

Registration Statement on Form S-1

Filed on March 20, 2011

File No. 333-180230

Dear Ms. Block:

Secure It Corp., acknowledges receipt of the letter dated July 18, 2012 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Amended Draft") and have tracked all changes in the Edgarized document for ease of review. The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

General

1. We note your response to our prior comment 1 and the added risk factor indicating that you “may” be considered a shell company. Please revise to disclose your status as a shell company in the summary section.

Response: We agree to be considered a shell company and have revised the S-1 accordingly. Please see amended draft.

2. Please update the financial statements, as necessary, as required by Rule 8-08 of Regulation S-X.

Response: Revised financial statements have been updated. Please see amended draft.

3. A currently dated accountant’s consent should be included as an exhibit to any future amendments to the Form S-1 registration statement.

Response: A currently dated accountant’s consent has been included. Please see amended draft.

Description of Business, page 20

4. We note your reply to our prior comment 5 and reissue in part. Please provide us support for your statement that there are “few companies selling car wraps in Israel today” or revise to remove.

Response: The statement has been removed. Please see amended draft.

Competitive Advantages, page 21

5. Please provide us support for your statement that you “expect to reach agreement with two well known and well respected manufacturers” or revise to remove that language or revise to clarify that you currently do not have any agreements with car wrap manufacturers and there is no guarantee that you will reach an agreement with car wrap manufacturers to purchase car wraps from them.

Response: The statement has been removed and the sentence further revised. Please see amended draft.

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,
/s/
Ofir Ben Arzi
President

cc:	John Stickel